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                                  UNITED STATES

                        SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                                   SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                 (Amendment No. 2)


                          RIGHTCHOICE MANAGED CARE INC.
                                 (Name of Issuer)


                       Class A Common Stock, $.01 Par Value
                          (Title of Class of Securities)

                                    76657K101
                                  (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











                                Page 1 of 6 pages
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CUSIP No. 76657K101

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harris Associates L.P.   04-3276558

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
    Not Applicable                                      (b) [ ]

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
_______________
               |
  NUMBER OF    |    5.  SOLE VOTING POWER
               |
    SHARES     |        None
               |
 BENEFICIALLY  |    6.  SHARED VOTING POWER
               |
   OWNED BY    |        None
               |
     EACH      |    7.  SOLE DISPOSITIVE POWER
               |
   REPORTING   |        None
               |
    PERSON     |    8.  SHARED DISPOSITIVE POWER
               |
     WITH      |        None
_______________|

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0%

12. TYPE OF REPORTING PERSON*

    IA


                                Page 2 of 6 pages
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CUSIP No. 76657K101

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harris Associates Inc.   04-3276549

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
    Not Applicable                                      (b) [ ]

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
_______________
               |
  NUMBER OF    |    5.  SOLE VOTING POWER
               |
    SHARES     |        None
               |
 BENEFICIALLY  |    6.  SHARED VOTING POWER
               |
   OWNED BY    |        None
               |
     EACH      |    7.  SOLE DISPOSITIVE POWER
               |
   REPORTING   |        None
               |
    PERSON     |    8.  SHARED DISPOSITIVE POWER
               |
     WITH      |        None
_______________|

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0%

12. TYPE OF REPORTING PERSON*

    CO


                                Page 3 of 6 pages
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Item 1(a)      Name of Issuer:

                    RIGHTCHOICE MANAGED CARE INC.

Item 1(b)      Address of Issuer's Principal Executive Offices:

                    1831 Chestnut Street
                    Blue Cross Blue Shield Plaza
                    St. Louis, Missouri 63103

Item 2(a)      Name of Person Filing:

                    Harris Associates L.P. ("Harris")
                    Harris Associates, Inc.(the "General Partner")

Item 2(b)      Address of Principal Business Office:

                    Both Harris and the General Partner maintain their principal offices at:

                    Two North LaSalle Street, Suite 500
                    Chicago, Illinois 60602-3790

Item 2(c)      Citizenship:

                    Harris is a Delaware limited partnership.
                    The General Partner is a Delaware corporation.

Item 2(d)      Title of Class of Securities:

                    Class A Common Stock, $.01 Par Value (the "Shares")

Item 2(e)      CUSIP Number:

                    76657K101

Item 3         Type of Person:

               (e)  Harris is an Investment Adviser registered under
                    Section 203 of the Investment Advisers Act of 1940.

                    The General Partner is the sole general
                    partner of Harris.

Item 4         Ownership (at December 31, 1996):

               (a) By reason of advisory and other relationships with the persons who own the Shares, Harris may be deemed to be the beneficial owner of the following Shares:

                         None


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               (b)  Percent of class:

                    0%

               (c)  Number of shares as to which such person has:

                    (i)      sole power to vote or to direct the vote:
                             None

                    (ii)     shared power to vote or to direct the
                             vote:  None

                    (iii) sole power to dispose or to direct the disposition of: None

                    (iv) shared power to dispose or to direct the disposition of: None

Item 5         Ownership of Five Percent or Less of a Class:

                    As of December 31, 1996, Harris ceased to be a beneficial owner of any class of securities.

Item 6         Ownership of More than Five Percent on Behalf of Another
               Person:

                    Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

                   Not Applicable

Item 8         Identification and Classification of Members of the Group:

                   Not Applicable

Item 9         Notice of Dissolution of Group:

                   Not Applicable
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Item 10        Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:   February 4, 1997
                                  Harris Associates, Inc., for itself and, as general partner for Harris Associates L.P.


                                  By:/s/Anita M. Nagler
                                     Anita M. Nagler
                                     Vice President










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